Nova LifeStyle, Inc.

6565 E. Washington Blvd.

Commerce, CA 90040

May 31, 2022

VIA EDGAR

Office of Manufacturing

Division of Corporation Finance

United States Securities and Exchange Commission

100 F St NE

Washington, DC 20549

Attention:	Jennifer Angelini;
Sergio Chinos

Re:	Nova LifeStyle, Inc.
Registration Statement on Form S-3
File No. 333-261343

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Nova LifeStyle, Inc., a Nevada corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 P.M. (Eastern Time) on June 2, 2022, or as soon thereafter as possible on such date.

Very truly yours,

Nova LifeStyle, Inc.

By:	/s/ Thanh H. Lam
Name:	Thanh H. Lam
Title:	Chief Executive Officer